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                                                                  Exhibit (a)(8)

Wolters Kluwer
November 27, 1995



Wolters Kluwer acquires important international partner in the United States


On November 27, 1995 Wolters Kluwer reached definitive agreement with the Thorne family, majority shareholders of CCH Incorporated (Commerce Clearing House), to acquire their whole stake in CCH.

CCH is a publicly quoted company at Nasdaq.
Wolters Kluwer will soon make a tender offer for the remaining public shares of CCH at a share price of $55.50.
The total acquisition price for the company will be $1.9 bln.

The CCH Board has approved the offer of Wolters Kluwer and fully supports the transaction. Both companies are convinced of the major strategic advantages. CCH was founded in 1892. The company is the leading publisher in tax law and business information in the United States, Canada, Australia and New Zealand. Over the past years a strong position has been built in the United Kingdom and there are outlets in the Far East.

CCH has a strong market position in printed product. The company is also well advanced as content owner in offering electronic publications (on-line and CD-ROM) and electronic information services.
Presently, more than 30% of the sales in the United States is generated by means of electronic products.
CCH aims at professional markets of tax experts, accountants, lawyers etc. The company meets all acquisition criteria of Wolters Kluwer.
In 1995 the total sales will amount to approx. $600 mln. There are over 5,000 employees.

In recent years CCH has undergone major restructuring in order to optimize its positions in the fast growing markets for electronic information.
It is expected that the company will achieve a profit margin in 1996/1997 which meets Wolters Kluwer levels.

No shares will be issued by Wolters Kluwer to finance this acquisition. The purchase will be financed by surplus cash and bank credit. Taking into account the interest for the purchase of CCH the company will contribute to Wolters Kluwer EPS after approx. 12 months.

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Due to this acquisition the geographical spread of activities of Wolters Kluwer will change substantially. It has subsequently been decided, as from this acquisition, to adopt international accounting standards and to capitalize goodwill paid on new acquisitions. This goodwill will be amortized in line with the economic life of the investment.

The amortization of goodwill of CCH is the cause that the Wolters Kluwer EPS in 1996 will be approximately the same as the 1995 EPS. The 1995 EPS will, in line with expectations as announced, amount to approx. Dfl. 6.70. For the years 1997 through 1999 Wolters Kluwer expects to achieve yet again an annual average growth in EPS of at least 15%. The cash flow of Wolters Kluwer after this acquisition will be sufficient in the coming years to pay back all bank credits by the year 2000.

The intended acquisition of CCH is a major strengthening of the international Wolters Kluwer position in tax/legal publishing, which opens up this important growth market in the United States and Canada in one step. This leap also offers new, attractive perspectives in the Pacific countries.



Executive Board
Wolters Kluwer nv
P.O. 818
1000 AV Amsterdam
The Netherlands
Tel.: +31 20 60 70 450

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To the press and financial analysts:

Tuesday November 28, 1995 at 15.00 hrs there will be an opportunity to put questions to the Wolters Kluwer Executive Board in the Marriott Hotel, Stadhouderskade 21, Amsterdam.

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